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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Blaise Rhodes
Linda Cvrkel
Taylor Beech
Jacqueline Kaufman

Re:	Rent the Runway, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 4, 2021
File No. 333-260027

Ladies and Gentlemen:

On behalf of Rent the Runway, Inc. (the “Company”), we are hereby filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). The Company previously filed the Registration Statement with the Securities and Exchange Commission (the “Commission”) on October 4, 2021 (“Registration Statement”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on October 13, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Registration Statement on Form S-1 Filed October 4, 2021

Use of Proceeds, page 71

1.

Please disclose the interest rates and maturity dates of the credit agreements under which you intend to use the net proceeds of this offering to repay certain amounts. Refer to Instruction 4 to Item 504 of Regulation S-K.

October 18, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 77 of Amendment No. 1.

Brands and Products

Product ROI, page 92

2.

We have reviewed your response to comment 2 but do not concur with your view that investors would not find the fiscal year 2020 comparable factors to be meaningful, or that they could be misleading. As requested in our prior comment, please revise to include comparable factors for fiscal year 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 98 of Amendment No. 1.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Jennifer Y. Hyman, Chief Executive Officer, Rent the Runway, Inc.

Scarlett O’Sullivan, Chief Financial Officer, Rent the Runway, Inc.

Cara Schembri, General Counsel & Corporate Secretary, Rent the Runway, Inc.

Emily E. Taylor, Latham & Watkins LLP